Exhibit 99.1

58.com Announces Receipt of a Preliminary Non-Binding Proposal

to Acquire the Company

BEIJING, April 2, 2020 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online classifieds marketplace, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter dated Apr 2, 2020 (the “Proposal Letter”) from Ocean Link Partners Limited (the “Proposing Buyer”) to acquire all of the outstanding ordinary shares of the Company, including Class A ordinary shares represented by American depositary shares (the “ADSs”, each representing two Class A ordinary shares), for US$27.5 in cash per Class A or Class B ordinary share, or US$55.0 in cash per ADS. A copy of the proposal letter is attached hereto as Exhibit A.

According to the Proposal Letter, the Proposing Buyer intends to fund the consideration payable in the Transaction primarily with equity capital from the Proposing Buyer and any additional members the Proposing Buyer accepts into a consortium of buyers, and possibly debt capital.

The Board plans to evaluate the Proposed Transaction. The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the proposal letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online classifieds marketplace, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high-quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the outbreak of COVID-19 or other health epidemics in China or globally; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Exhibit A

[Ocean Link Letterhead]

Preliminary Non-Binding Proposal

to Acquire All Outstanding Shares in 58.com Inc.

April 2, 2020

The Board of Directors

58.com Inc.

Building 105, 10 JiuXianQiao North Road Jia

Chaoyang District, Beijing 100015

The People’s Republic of China

Dear Board Members,

Ocean Link Partners Limited, a China-based private equity firm (“Ocean Link” as the “Proposing Buyer”), hereby submits this preliminary non-binding proposal (the “Proposal”) to acquire all outstanding shares (the proposed “Transaction”) in 58.com Inc. (the “Company”).

We believe that our Proposal provides an attractive opportunity for the Company’s shareholders, especially during a time of persisting operating difficulty and ongoing COVID-19 uncertainty. The Proposal represents a premium of 17.8% to the Company’s last closing price on April 1, 2020 and a premium of approximately 17.1% to the volume-weighted average closing price during the last 15 days.

Set forth below are the primary terms of our Proposal:

1.       Purchase Price. We propose to acquire all of the outstanding ordinary shares of the Company and the American Depositary Share of the Company (“ADS”, each representing two Class A ordinary shares of the Company). The consideration payable for each ADS to be acquired will be US$55.00 in cash, or US$27.50 in cash per ordinary share (in each case other than those ADSs or ordinary shares held by shareholders).

2.       Funding. We intend to finance the Transaction primarily with equity capital, and possibly debt capital. Equity financing will be provided from us as the Proposing Buyer and any additional members we accept into a consortium of buyers.

3.       Due Diligence. We believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with discussions of corresponding definitive agreements.

4.       Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (“Definitive Agreements”) for the Transaction. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.       Process. We believe that the Transaction will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will likely need to evaluate the Transaction independently before the Company can make any determinations.

6.       No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

We would like to express our commitment to working collaboratively with the Company to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us.

Sincerely,

Ocean Link Partners Limited

By: Tony Tianyi Jiang, Partner

/s/ Tony Tianyi Jiang